UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer S.A. (the “Company”), approved the following at a meeting held today:

The distribution of Interest on Shareholders’ Equity with respect to the Second Quarter of 2013 in the amount of R$29,133,165.76 in accordance with the following conditions:

a.	holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$0.04 per share, equal to R$0.16 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

b.	this interest on shareholders’ equity will be included in the calculation of the mandatory dividends to be distributed by the Company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	record date for common shares negotiated in the São Paulo Stock Exchange (BM&FBovespa) is June 24, 2013 and for the ADSs negotiated on New York Stock Exchange (NYSE) is June 27, 2013;

d.	the common shares will be negotiated on the São Paulo Stock Exchange (BM&FBovespa), and New York Stock Exchange (NYSE) ex-interest rights from June 25, 2013, inclusive; and

e.	the payment of the interest on shareholders’ equity in Brazil will begin on July 18, 2013, and the holders of ADSs will be paid on July 25, 2013, both without any readjustment.

São José dos Campos, June 13, 2013

José Antonio de Almeida Filippo

Executive Vice-President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer